EXCELLON

FORM 51-102F3
MATERIAL CHANGE REPORT UNDER SECTION 7.1 OF NI 51-102

Item 1. **Name and Address of Company**

Excellon Resources Inc.
10 King Street East, Suite 200
Toronto, Ontario M5C 1C3

Item 2. **Date of Material Change**

August 6, 2019.

Item 3. **News Release**

The attached news release was disseminated on August 6, 2019 by the CNW Group.

Item 4. **Summary of Material Change**

For a full description of the material change, see the attached News Release.

Item 5. **Full Description of Material Change**

For a full description of the material change, see the attached News Release.

Item 6. **Reliance of subsection 7.1(2) of National Instrument 51-102**

Confidentiality is not requested.

Item 7. **Omitted Information**

No information has been omitted in respect of the material change.

Item 8. **Executive Officer**

Brendan Cahill, President and CEO
Excellon Resources Inc.
tel: 416 364-1130

Item 9. **Date of Report**

August 8, 2019.

EXCELLON

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES.

EXCELLON ANNOUNCES $10 MILLION BOUGHT DEAL FINANCING

Toronto, Ontario – August 6, 2019 – Excellon Resources Inc. (TSX:EXN) ("Excellon" or the "Company") is pleased to announce that it has entered into an agreement with Cormark Securities Inc. ("Cormark") as sole bookrunner and lead underwriter, on its own behalf and on behalf of a syndicate of underwriters, pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 9,500,000 units of the Company (the "Units") at a price of $1.06 per Unit for gross proceeds to the Company of approximately $10 million (the "Offering"). Each Unit will consist of one common share in the capital of the Company (each a "Common Share") and one-half of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant shall entitle the holder to acquire an additional Common Share at a price of $1.40 for a period of 24 months following the closing of the Offering.

The Company has agreed to grant the Underwriters an over-allotment option (the "Over-Allotment Option") to increase the size of the Offering by up to an additional 15%, such option being exercisable in whole or in part at any time prior to the date that is 30 days after the closing of the Offering, to cover over-allotments, if any, and for market stabilization purposes. In the event that the Over-Allotment Option is exercised in full, the aggregate gross proceeds of the Offering to Excellon will be approximately $11.5 million.

The Company intends to use the net proceeds of the Offering to fund exploration and capital expenditures at the Company's Platosa Project in Durango, Mexico and Evolución Property in Zacatecas, Mexico, for corporate development and for general corporate purposes.

The Units will be offered by way of short form prospectus in each of the provinces of Canada, except Québec, pursuant to National Instrument 44-101 – *Short Form Prospectus Distributions*. The Units will not be offered or sold in the United States except under Rule 144A or Regulation D or in such other manner as to not require registration under the United States Securities Act of 1933, as amended.

The Offering is scheduled to close on or before August 27, 2019 and is subject to certain conditions including, but not limited to, receipt of all regulatory approvals, including the approval of the Toronto Stock Exchange and the applicable securities regulatory authorities.

The securities offered in the Offering have not been, and will not be, registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor will there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Excellon

Excellon's 100%-owned Platosa Mine has been Mexico's highest-grade silver mine since production

commenced in 2005. The Company is focused on optimizing Platosa's cost and production profile, discovering further high-grade silver and carbonate replacement deposit (CRD) mineralization on the 21,000 hectare Platosa Project and epithermal silver mineralization on the 100%-owned 45,000 hectare Evolución Property, and capitalizing on current market conditions by acquiring undervalued projects in the Americas.

For Further Information, Please Contact:

Excellon Resources Inc.
Brendan Cahill, President & Chief Executive Officer or
Anna Ladd-Kruger, Chief Financial Officer & Vice President Corporate Development

(416) 364-1130
info@excellonresources.com
www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities laws. Such forward-looking statements include, without limitation, statements regarding the closing of the Offering, the timing of the closing of the Offering, the use of proceeds from the Offering, the receipt of regulatory approvals, the exercise of the Over-Allotment Option and future results of operations, performance and achievements of the Company. Although the Company believes that such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. This press release is not, and is not to be construed in any way as, an offer or recommendation to buy or sell securities in Canada or in the United States.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual events, results and/or developments may differ materially from those in the forward-looking statements. Readers should not place undue reliance on the Company's forward-looking statements. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.